EXHIBIT 12.1

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth calculation of Intcomex, Inc.’s ratio of earnings to fixed charges for the periods presented:

	For the Nine Months Ended September 30,		For the Years Ended December 31,
(Dollars in thousands, except ratio data)	2010	2009	2009	2008		2007	2006	2005
Earnings
+ Pretax (loss) income	$(410)	$6,435	$10,037	$(33,723)		$13,428	$17,957	$14,818
+ Interest expense	13,629	10,413	14,899	15,786		16,042	14,928	13,776
+ Amortization of loan costs	1,936	1,078	2,595	1,645		1,721	1,305	3,029
+ Distributed income of equity investees	—	—	—	—		—	—	—
+ % share of equity investees guarantees	—	—	—	—		—	—	—
- Interest capitalized	—	—	—	—		—	—	—
- Preferred security dividends	—	—	—	—		—	—	—
- Minority interest income	—	—	—	—		—	—	—

Total earnings (loss)	$15,155	$17,926	$27,532	$(16,292)		$31,191	$34,190	$31,623

Fixed Charges
+ Interest expense	$13,629	$10,413	$14,899	$15,786		$16,042	$14,928	$13,776
+ Amortization of deferred financing costs	946	926	2,197	1,406		1,481	1,095	2,956
+ Accretion of debt discount	990	152	399	239		240	210	73
+ Estimate of interest in rental expense	249	244	325	415		480	356	247

Total fixed charges	$15,814	$11,735	$17,820	$17,846		$18,243	$16,589	$17,052

Ratio of earnings (loss) to fixed changes	1.0x	1.5x	1.5x	$(16,292	)(1)	1.7x	2.1x	1.9x

(1)	A ratio of less than one-to-one coverage requires the disclosure of the dollar amount of the deficiency.